

07069477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from _____ to

Commission file number 1-5097

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES
SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

PROCESSED

JUL 0 9 2007

THOMSON
FINANCIAL

(Name and Address of Principal Executive
Offices of Employer-Issuer)

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 AND 2005

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE YEARS ENDED DECEMBER 31, 2006 and 2005

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 26, 2007

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, | |
	2006	2005
Assets		
Investments		
Investment in Master Trust	$ 4,933,472	$ 4,706,943
Participant loans	630,719	659,131
	5,564,191	5,366,074
Receivables		
Employer contributions	77,573	119,359
Participant contributions	17,386	14,059
	94,959	133,418
Net assets available for benefits	$ 5,659,150	$ 5,499,492

See notes to financial statements

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2006
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 392,346
Other investment income	223,597
	615,943
Contributions	
Participants	590,290
Employer	77,573
	667,863
Total additions	1,283,806
Deductions	
Deductions from net assets attributed to:	
Distributions and withdrawals	1,119,064
Administrative expenses	591
Total deductions	1,119,655
Transfers to other plans, net	(4,493)
Net decrease	159,658
Net assets available for benefits, beginning of year	5,499,492
Net assets available for benefits, end of year	$ 5,659,150

See notes to financial statements.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 and 2005

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan, formerly the Johns Creek Savings and Investment Plan, is a defined contribution plan adopted effective September 1, 1998 for participation by eligible employees of ASG Production Employees, a Johnson Controls, Inc. (the "Company") production facility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions to the Plan. Each eligible participant's pre-tax contribution may be matched at the discretion of the employer. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings / (losses) thereon. A participant's interest in employer contributions including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company.

If employment terminates other than by reason of retirement, death or total permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2006 and 2005, plan assets of $717,937 and $1,151,277, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

SAVINGS AND INVESTMENT MASTER TRUST

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund and U.S. Equity Index Commingled Pool reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2006 and 2005, the Plan held 8,836 and 9,723 units, respectively, of the JCI Common Stock Fund at the unit values of $179.04 and $152.38, respectively, and as of the same dates, 13,851 and 15,127 units of the U.S. Equity Index Commingled Pool at the unit values of $45.41 and $39.24, respectively

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented in Note 8.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at both December 31, 2006 and 2005.

At December 31, 2006 and 2005, participant forfeitures of non-vested employer contributions of $18,793 and $6,769, respectively, related to the Plan, were in the Master Trust.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006 and 2005

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,			
	2006		2005	
Investments at fair value as determined by quoted market price:				
Fidelity Puritan, 16,732 and 16,565 shares, respectively	$	334,144	$	310,266
Fidelity Retirement Government Money Market, 522,182 and 590,177 shares, respectively		522,182		590,177
Investments at estimated fair value:				
Johnson Controls Common Stock Fund, 8,836 and 9,723 units, respectively		1,581,956		1,481,530
Fidelity U.S. Equity Index Pool, 13,851 and 15,127 units, respectively		628,991		593,567
Investment at contract value:				
Fidelity Fixed Income Fund, 828,951 and 901,852 units, respectively		828,951		901,852
Participant Loans		630,719		659,131

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	51,180
Investments at estimated fair value:		
Common Stock Fund		254,530
Commingled Pool		86,636
		341,166
Net increase in fair value	$	392,346

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving JCI common stock, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006 and 2005

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,		
	2006		2005
Assets			
Investments at fair value as determined by quoted market price:			
Mutual Funds	$	1,210,415,548	$ 811,463,260
Investments at estimated fair value:			
Common Stock Fund		1,018,962,057	971,305,041
Commingled Pool		283,875,971	239,206,060
		1,302,838,028	1,210,511,101
Investments at contract value:			
Investment Contracts		388,740,779	292,337,073
Participant Loans		78,463,477	70,509,453
		467,204,256	362,846,526
Total Assets	$	2,980,457,832	$ 2,384,820,887

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2006
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 24,629,220
Common Stock Fund	163,751,162
Commingled Pool	38,905,080
	227,285,462
Contributions	
Participants	122,901,375
Employer	44,997,790
	167,899,165
Interest and dividend income	134,464,791
Total additions	529,649,418
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	264,201,929
Administrative fees	634,308
Total deductions	264,836,237
Net increase prior to transfers from other plans	264,813,181
Transfers from other plans, net	330,823,764
Net increase	595,636,945
Net assets available for benefits:	
Beginning of the year	2,384,820,887
End of the year	$ 2,980,457,832

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION
SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #123, EIN: 39-1510404
DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	16,732 shares	$ 334,144
Growth & Income Portfolio	6,221 shares	193,784
Overseas Fund	3,135 shares	140,465
Fixed Income Fund	828,951 shares	828,951
Low-Priced Stock Fund	1,356 shares	59,020
Retirement Government Money Market	522,182 shares	522,182
Short-Intermediate Government Fund	2,405 shares	22,796
Freedom 2005	104 shares	1,205
Freedom 2010	332 shares	4,847
Freedom 2015	2,409 shares	29,390
Freedom 2020	3,279 shares	50,925
Freedom 2025	3,785 shares	48,334
Freedom 2030	3,744 shares	60,019
Freedom 2035	5,207 shares	68,685
Freedom 2040	7,944 shares	75,304
U.S. Equity Index Commingled Pool	13,851 units	628,991
AIM Small Cap Growth Fund	171 shares	5,140
Artisan Mid Cap Growth Fund	985 shares	30,016
Vanguard Primecap Fund	2,303 shares	164,773
JP Morgan Mid Cap Value Fund	2,496 shares	65,212
Wells Fargo Small Company Value	1,096 shares	17,333
*Johnson Controls Common Stock Fund	8,836 units	1,581,956
Investments		4,933,472
*Participant Loans (1)		630,719
Total investments		$ 5,564,191

(1) There were 278 outstanding loans to participants at December 31, 2006, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.0% and 8.5%.

* Indicates party-in-interest.

**JOHNSON CONTROLS AUTOMOTIVE SYTEMS GROUP PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 26, 2007

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Automotive Systems Group Production Employee
Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 26, 2007, relating to the statements of net assets available for benefits of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 26, 2007

END